

Christopher Jane · 1st

Founder & CEO at Proper Good

Palo Alto, California · **500+ connections** · **Contact info**

 Proper Good

 Stanford University
Graduate School of...

About

Check out www.montanamex.com for the lowdown on all of our goodies, ethos and approach to life... happy people and healthy products is the aim of the game. Find all our goodies in Whole Foods, Sprouts, HEB, Albertsons, Safeway and many others... grab the deliciousness and cook up a stc   ... see more

 Montana Mex Goodies

 Montana Mex Food
Brand

Experience


Founder & CEO
Proper Good · Full-time
2019 – Present · 1 yr
United States


Co-Founder & CEO
Montana Mex
Jul 2012 – Dec 2018 · 6 yrs 6 mos
Bozeman, MT & Dallas, TX

Created a line of clean label seasonings, sauces and oils for 1000+ grocery stores, food service and e-commerce. www.montanamex.com

 Montana Mex Food
Brand

 Montana Mex & The
Challenged Athletes...

Education


Stanford University Graduate School of Business
Master of Business Administration - MBA
2018 – 2020

Henley Business School UK
Finance & Investment Banking, 1st Class
2009 – 2012

Skills & Endorsements

 **Entrepreneurship** · 16

Endorsed by **Joshua Wilson, who is highly skilled at this**

⊕ **Social Media Marketing** · 9

  Endorsed by **Willem Ossorio, who is highly skilled at this**

⊕ **Strategic Planning** · 7

  Sam Himstedt and 6 connections have given endorsements for this skill

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